Exhibit 107

Eargo, Inc.

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$12,808,583.70	(1)	0.00014760	$1,890.55	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$53,152,896.15
Total Fees Due for Filing				$1,890.55
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$1,890.55

(1)
Aggregate number of securities to which transaction applies:
 As of November 16, 2023, the aggregate number of shares of common stock to which this transaction applies is 5,022,974, which consists of (a) 4,941,090 shares of common stock, par value $0.0001 per share, entitled to receive the per share merger consideration of $2.55 and (b) 81,884 shares of common stock underlying Company restricted stock unit awards entitled to receive the per share merger consideration of $2.55 in the form of a cash replacement award.

(2)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 4,941,090 shares of common stock and the per share merger consideration of $2.55 and (b) the product of 81,884 shares of common stock underlying Company restricted stock unit awards and the per share merger consideration of $2.55. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.00014760.